

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2012

<u>Via E-mail</u>
Phillip A. Damaska
Chief Financial Officer
Exide Technologies
13000 Deerfield Parkway,
Building 200
Milton, Georgia 30004

> **Re: Exide Technologies**
> **Form 10-K for the fiscal year ended March 31, 2012**
> **Filed June 7, 2012**
> **Form 10-Q for the quarterly period ended June 30, 2012**
> **Filed August 2, 2012**
> **File No. 001-11263**

Dear Mr. Damaska:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended March 31, 2012</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Deferred Taxes, page 28</u>

1. We see that you released a valuation allowance related to your France operations of $73.6 million during the fiscal year. Please revise future filings to disclose the critical estimates assessed in determining it was more likely than not that you would be able to realize the deferred tax assets in the future.   Please include a discussion of the positive and negative evidence considered in making your determination. Refer to FASB ASC 740-10-30-16 through 25. Please provide us a copy of your proposed revised disclosure.

Gross Profit, page 30

2. We see that gross profit was impacted by "certain operational issues and lower unit sales in Transportation Americas." Please tell us the operational issues that occurred during the fiscal year and why unit sales decreased in Transportation Americas. Future filings should include relevant enhanced disclosure.

Liquidity and Capital Resources, page 35

Sources and Uses of Cash, page 38

3. We note that approximately 60% of your revenue is generated from sales to customers in foreign countries. In future filings, if material to an understanding of your liquidity, please disclose the amount of cash and cash equivalents held by foreign subsidiaries. As relevant, please also describe the potential tax impact that could arise from repatriation of undistributed earnings of your foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Consolidated Financial Statements

Consolidated Balance Sheet, page 53

4. In future filings please present goodwill in a separate line item in the statement of financial position, as required by FASB ASC 350-10-20-45-1.

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page 56

5. We reference the correction of errors related to overstatements of inventory and understatements of cost of sales over a multi-year period at your Portugal recycling facility. We note your conclusion that the errors were immaterial to the originating periods and that the correction of the error was immaterial to the 2012 *full year results*. Please provide us with your analysis under SAB No. 108 that considers both qualitative and quantitative factors using both the rollover and iron curtain approaches.   Under SAB No. 108 if the misstatement that exists after recording the adjustment in the current year financial statements is material (considering qualitative and quantitative factors), the prior year financial statements should be corrected even though the revision previously was and continues to be immaterial to those financial statements. In this regard, we note that absent the income tax benefit recorded in the 2nd quarter of FY12, the adjustment would have been material to the full year results of operations.

Form 10-Q for the quarterly period ended June 30, 2012

Condensed Consolidated Balance Sheets, page 5

6. We see that in June 2012, you announced an agreement to sell approximately 180 acres of undeveloped land surrounding your Frisco, Texas recycling facility. Please tell us how you considered the requirements of FASB ASC 360-10-45-9 in determining that the assets should be classified as held for sale and recorded at the lower of its carrying amount or fair value less cost to sell at June 30, 2012.

Note 4. Goodwill and Intangible Assets, page 9

7. We see that you have recorded approximately $98 million of amortizing intangible assets, net, at June 30, 2012. In light of the declining profitability across all segments and the decrease in your stock price, please tell us how you considered the requirements of FASB ASC 360-10-35-17 through 35-35 in determining if the carrying amount of your intangible assets is not recoverable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joe McCann at (202) 551-6262 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief